Exhibit 99.1

Luckin Coffee Announces Launch of Scheme of Arrangement in Compliance with RSA

Scheme Related to Restructuring of Convertible Senior Notes Due 2025

BEIJING, September 21, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that it has filed a petition and summons for directions in the Grand Court of the Cayman Islands (the “Cayman Court”) regarding a scheme of arrangement (the “Scheme”) related to the restructuring of its $460 million 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”) proposed by Luckin Coffee and its Joint Provisional Liquidators.1 Pursuant to the summons for directions, the Company seeks an order for the convening of a single meeting of the class of creditors affected by the Scheme (the “Scheme Creditors”) to consider and, if thought fit, approve, with or without modification, the Scheme (the “Convening Order”). The Cayman Court will confirm the date for the hearing at which it will consider whether the Convening Order should be made (the “Convening Hearing”) in due course. Assuming the Scheme is approved by the requisite voting majorities at the Scheme Meeting, a further hearing to determine whether the Court will sanction the Scheme will take place. The Scheme, if sanctioned, will implement the restructuring (the “Restructuring”) envisaged by the Restructuring Support Agreement dated as of March 16, 2021, as amended on September 1, 2021 (the “RSA”). Based on the latest holdings reported to the Company, the aggregate principal amount of the Existing Notes held by the noteholders party to the RSA is well above the voting threshold of 75% in amount that is required to approve a scheme of arrangement under Cayman law.2

The filing of the application for the Convening Order was made in compliance with the requirements under the RSA.

Copies of the petition and summons filed in respect of the Scheme are available on the scheme website at https://dm.epiq11.com/luckinscheme (the “Scheme Website”). The log-in details required to access the Scheme Website can be obtained by the Scheme Creditors (subject to verification of identity) by email request to LuckinAHL@epiqglobal.com (Subject: “Attn:  Luckin”).

Luckin Coffee will publish a further announcement notifying the Scheme Creditors of the time and date of the Convening Hearing once confirmed by the Cayman Court.

Following the Convening Hearing, and subject to the Cayman Court granting the Convening Order, copies of the proposed Scheme together with an explanatory statement, appendices thereto and related documents containing detailed information regarding the Scheme and the Restructuring will be made available to creditors in the manner prescribed by the Convening Order, including via the Scheme Website.

1 As previously reported, on July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of Luckin Coffee (the “Joint Provisional Liquidators”). Luckin Coffee continues to operate its business under the day-to-day control of its Board of Directors under the supervision of the Joint Provisional Liquidators.

2 A scheme of arrangement will become legally binding on all holders of claims subject to the scheme, including both those voting against the scheme of arrangement and those not voting, provided that (i) a majority in number representing 75% in value of the creditors or class of creditors, present and voting either in person or by proxy at the scheme meeting, vote in favor of the scheme of arrangement; (ii) the Cayman Court then sanctions the scheme of arrangement; and (iii) the sanction order is delivered to the Registrar of Companies of the Cayman Islands for registration.

“With this announcement, we are taking another important step in our restructuring process,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “Luckin Coffee is poised to emerge from this process as a stronger company with a growth trajectory that we believe will generate sustainable shareholder value for years to come.”

Luckin Coffee stores remain open for business, offering high quality products, affordability and convenience, and the Company continues to meet its ordinary course of business obligations to its stakeholders.

Additional Information

In connection with the Restructuring and the Scheme, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel, Harney Westwood & Riegels as Cayman Islands legal counsel and Houlihan Lokey as financial advisor. Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com or the Joint Provisional Liquidators at luckin@alvarezandmarsal.com with any questions regarding the amendment to the RSA, the RSA or the Restructuring.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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